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                                [Koor Letterhead]
                                                                       EXHIBIT A


                                                                   March 5, 2000



The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,

     Re:  Immediate Report - Koor Industries Ltd. (NO. 10/2000)
          Company No.  52-001414-3


Koor Industries Ltd. hereby announces the following:

On Thursday, March 2, 2000, during the evening hours, Koor signed a Subscription Agreement as a limited partner in the venture capital fund, Polaris Venture Capital Fund III L.P., which is a limited partnership registered in Israel (hereinafter: "The Fund").

As part of its commitment, Koor is supposed to invest up to 35 million dollars and will have the right for a permanent representative in the Advisory Committee of the Fund.

This investment is made as part of Koor's activity to increase its investments in technology companies with growth potential.

                                        Yours sincerely,



                                        Shlomo Heller, Adv.
                                        Legal Counsel